Exhibit (a)(1)

Supplement
to
Offer to Purchase for Cash

All Outstanding Shares of Common Stock
of
Calprop Corporation
at
$.65 Net Per Share
by
NewCal Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, MAY 26, 2005, UNLESS THE OFFER IS EXTENDED.

     NewCal Corporation, a California corporation (“Purchaser”) hereby amends and supplements its Offer to Purchase relating to shares of Calprop common stock, dated March 25, 2005, as previously amended by its revised Offer to Purchase dated April 22, 2005 (the “Amended Offer to Purchase”) in the respects set forth in the following paragraphs. This Supplement should be read in conjunction with the Amended Offer to Purchase. All capitalized terms used but not defined in this Supplement have the meanings assigned to them in the Amended Offer to Purchase.

     1. Expiration Date. The Expiration Date for the Offer has been extended from the date set forth in the Amended Offer to Purchase to 12:00 midnight, New York City time, on Thursday, May 26, 2005. Calprop stockholders will have until the new Expiration Date to tender shares of Calprop common stock, or to withdraw shares of Calprop common stock previously tendered by them, in the manner described in the Amended Offer to Purchase.

     2. No Conditions to Merger. Purchaser intends to complete the Merger of Purchaser into Calprop described in the Amended Offer to Purchase promptly after completion of the Offer and the purchase of the shares tendered in connection therewith. Purchaser has not placed any conditions on its intention to complete the Merger, other than completion of the Offer on the terms and conditions stated in the Amended Offer to Purchase.

     3. Consideration of Offer by Special Directors Committee. At the meeting of the Special Directors Committee held to consider whether to approve the Offer and recommend it to Calprop stockholders that is described in the third paragraph on page 19 of the Amended Offer to Purchase, the Special Directors Committee considered, in addition to the opinion regarding the fairness of the offer that the Committee received from Duff & Phelps, LLC described in the Amended Offer to Purchase, the following matters: the information the Committee had obtained in the discussions with Mr. Zaccaglin and Mr. Hatch described in the Amended Offer to Purchase regarding the prior efforts of Mr. Zaccaglin, described on pages 37 and 38 of the Amended Offer to Purchase to find an acquiror of or an investor in Calprop; Mr. Zaccaglin’s views regarding Calprop’s current financial condition and prospects; Mr. Zaccaglin’s disinclination to invest further capital in Calprop if it remains a public company; Mr. Zaccaglin’s intentions with respect to Calprop if the going private transaction is successful; and the then current stock price and stock trading history of Calprop.

     4. Return of Any Calprop Shares Not Purchased. As stated in the Amended Offer to Purchase under the caption “7. Acceptance for Payment and Payment for Calprop Shares,” if any tendered Calprop shares are not purchased in the Offer for any reason, or certificates are submitted for more Calprop shares than are tendered, then the certificates for the Calprop shares not purchased or tendered will be returned to the tendering stockholder or, in the case of shares tendered to the Depositary by book-entry transfer, will be returned for the benefit of the tendering stockholder by credit to an account maintained at the appropriate Book Entry Transfer Facility. Any such returns of shares and share certificates or credits to an account at an appropriate Book Entry Transfer Facility will be made pursuant to the instructions of the tendering stockholder, and without expense to the tendering stockholder, promptly following the expiration, termination or withdrawal of the Offer, pursuant to Rule 14e-1(c) under the Exchange Act.

     5. No Other Changes to Offer to Purchase. Except as set forth above in this Supplement with respect to extension of the Expiration Date of the Offer and the clarifications and additional information provided above in this Supplement, the Amended Offer to Purchase remains in effect and should be consulted for a complete statement of the terms and conditions of the Offer and the information required to be provided by Purchaser with respect to the Offer pursuant to the rules of the Securities and Exchange Commission under the Exchange Act.

     6. How to Obtain Information and Additional Copies of Offer Materials. Questions, requests for assistance and requests for additional copies of the Amended Offer to Purchase, this Supplement, the Letter of Transmittal and related materials may be directed to the Information Agent for the Offer. The Information Agent is Mellon Investor Services LLC. You may telephone the Information Agent at 1-866-894-3618 (toll free) for help in answering your questions.

NewCal Corporation

May 20, 2005

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